EUROPE’S TAX FREE SHOPPING GAINS STRENGTH WITH RECORD RECOVERY RATES • Today, at Walpole’s latest Luxury Summit in London, Global Blue will present new data signalling the continued recovery of Tax Free Shopping in continental Europe • During the first few months of 2022, Tax Free Shopping recovery in continental Europe 1 reached its highest levels since the start of the pandemic, peaking at 66% 2 in March, thanks to pent-up demand and the recovery of international air travel • Top Tax Free nationalities including the Gulf Cooperation Council Countries (GCC) 3 , US and Regional European countries 4 continued to outperform pre-pandemic levels, reaching 175%, 119% and 106% respectively in Q1 2022 Eysins, Switzerland, 23 May 2022 Today, at the Walpole British Luxury Summit in London, Global Blue CEO, Jacques Stern, will present new data that signposts the recovery of post -pandemic Tax Free Shopping in continental Europe. Europe’s Tax Free Shopping recovery continues to make strong progress as international travel resumes In the early months of 2022, Tax Free Shopping in Europe has seen its highest rate of post-pandemic recovery, reaching 66% in March 2022, versus the same period in 2019. In April, the recovery reached a slightly lower rate (56%) due to the temporary impact of Ramadan and subsequent decreased travel amongst GCC shoppers. 1 Continental Europe = Europe excluding the UK 2 Recovery rate is defined as the ratio between 2022 Sales in Store and 2019 Sales in Store, at constant scope and currency. 3 GCC shoppers: Shoppers from Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman 4 Regional shoppers: Shoppers who can reach destination by land transportation or less than 2 hours flight. Ex: Swiss, British, Ukraine, etc.

Shoppers from the GCC, US and European region exceed 2019 spending levels European recovery was fuelled by the strong performance of several top Tax Free Shopping nationalities. During Q1, GCC shoppers reached 175% recovery versus 2019, while those from the US and Regional Europe achieved 119% and 106% respectively. Recovery rose to 155% for US shoppers and 134% for Regional shoppers in April, while it went down to 43% for GCC shoppers, due to the Ramadan period . UK shoppers – a new nationality eligible for Tax Free Shopping since Brexit – also contributed to the improved recovery, accounting for 7% of all Tax Free Spend in Europe during April. Tax Free Shoppers’ strong appetite to travel and spend is driving recovery The ongoing recovery can be attributed to several key drivers, which inc lude: - Strong appetite for travel: According to latest ForwardKeys 5 data, air traffic demand to continental Europe is continually improving in 2022, with GCC demand reaching 72% recovery in Q2 (vs 68% in Q1) and US reaching 78% (vs 77% in Q1). - Pent-up demand: In 2022 (versus 2019), Tax Free Shoppers have increased their number of transactions and the average spend per transaction, which has led to an overall increase in individual spend: this is pent-up demand6, which reached +137% amongst GCC shoppers, +90% amongst US shoppers and +98% amongst Regional shoppers in Q1. Jacques Stern, CEO, Global Blue commented: “The strong performance of nationalities such as the GCC and the US is a very encouraging indication of how quickly and robustly Tax Free Shopping can recover when borders soften and international travel resumes. Meanwhile, the quick establishment of UK shoppers as a key Tax Free nationality offers promise for European retailers and we look forward to seeing the evolution of this new market throughout 2022 and beyond.” To access and download the full presentation, visit the investor section of the Company’s website at Global Blue Group Holding AG - Investor Relations, in the Events & Presentations section. All data are like-for-Like figures (at constant scope and currency). Source: Global Blue 5 ForwardKeys proprietary data 2022 6 Pent-up demand is equal to the spending increase per shopper in 2022 versus 2019

MEDIA CONTACTS

Virginie Alem - SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons - Head of Investor Relations
Mob: +44 (0)7815 034 212 - Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience
- **Payments services:** Providing a full suite of foreign exchange and Payments technology solutions that allow acquirers, hotels and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimise and digitalise their processes throughout the omni-channel customer journey, both in-store and online

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit http://www.globalblue.com/corporate/

Pre-pandemic figures FY 2019-20

Forward Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Global Blue or its management's expectations, hopes, beliefs, intentions or strategies regarding the future. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Global Blue's current expectations and beliefs concerning future developments and their potential effects on Global Blue. There can be no assurance that the future developments affecting Global Blue will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Global Blue's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These include commercial expectations and other external factors, including political, legal, fiscal, market and economic conditions and factors affecting travel and traveller shopping, including the global COVID-19 pandemic and applicable legislation, regulations and rules (including, but not limited to, accounting policies and accounting treatments), movements in foreign exchange rates, inflation and other factors described under "Risk Factors" in Global Blue's Annual Report on Form 20-F/A for the fiscal year ended March 31, 2021 filed with the Securities and Exchange Commission (the "SEC"), and in other reports we file from time to time with the SEC, all of which are difficult to predict and are beyond Global Blue's control. Except as required by law, Global Blue is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.